Filed by TonenGeneral Sekiyu K.K.

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: TonenGeneral Sekiyu K.K. (File Number: 132-02800)

The official language for TonenGeneral’s filings with the Tokyo Stock Exchange and Japanese authorities, and for communications with our shareholders, is Japanese. We have posted English versions of some of this information on our web site. While these English versions have been prepared in good faith, TonenGeneral does not accept responsibility for the accuracy of the translations, and reference should be made to the original Japanese language materials.

[ENGLISH TRANSLATION]

(Securities Code: 5012) December 21, 2016
To Shareholders
Jun Mutoh Representative Director and President TonenGeneral Sekiyu K.K. 8-15, Kohnan 1-chome, Minato-ku, Tokyo

Notice of Resolutions Adopted at the Extraordinary General Meeting of Shareholders

We are pleased to inform you that the following resolution items were adopted at the Extraordinary General Meeting of Shareholders of TonenGeneral Sekiyu K.K. (“the Company”) which was held today.

Resolutions Items:
Agenda No.1:	Approval of the Share Exchange Agreement with JX Holdings, Inc.

This Proposal was adopted as presented.

The effective date of the share exchange in which JX Holdings, Inc. will become the wholly-owning parent company and the Company will become the wholly-owned subsidiary is scheduled on April 1, 2017.

At the time of the share exchange, 2.55 common shares of JX Holdings, Inc. will be allocated and delivered per 1 common share of the Company.

Agenda No.2:	Approval of the Absorption-type Merger Agreement with JX Nippon Oil & Energy Corporation

This Proposal was adopted as presented.

Subject to the effectiveness of the share exchange in Agenda No.1, the effective date of the absorption-type merger in which JX Nippon Oil & Energy Corporation will become the surviving company and the Company will become the absorbed company is scheduled on April 1, 2017.

Agenda No.3:	Approval of the Absorption-type Merger Agreement with EMG Marketing Godo Kaisha

This Proposal was adopted as presented.

The effective date of the absorption-type merger in which the Company will become the surviving company and EMG Marketing Godo Kaisha will become the absorbed company is scheduled on January 1, 2017.

End

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[For Reference]

The method of integration of the Company and JX Group is as follows.

First, all outstanding shares of the Company will be acquired by JX Holdings, Inc. (“JXHD”) through a share exchange by which the shares of the Company held by its shareholders will be exchanged for newly issued shares of JXHD. As a result of the share exchange, the Company will become a wholly owned (100%-owned) subsidiary of JXHD and the shareholders of the Company will become shareholders of JXHD (see ① in the chart above).

Next, an integrated energy company will be created by means of an absorption-type merger though which JX Nippon Oil & Energy Corporation, a 100%-owned subsidiary of JXHD, will merge with the Company.

All of the foregoing transactions will take place on April 1, 2017. The names JX Group, JX Holdings, Inc. and JX Nippon Oil & Energy Corporation will be changed to JXTG Group, JXTG Holdings, Inc. and JXTG Nippon Oil Energy Corporation, respectively, as of the same date.

If any change is made to the schedule described above in the course of proceedings or discussions that concern the business integration with JX Group, the Company will announce the relevant change immediately.

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